TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)34[redacted]

July 17, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

(1) Flash Report: Consolidated and Non-consolidated Financial Statements for the one year period ended, March 31,2002 dated May 14, 2002.

Since the information (1) above does not fall within "press releases and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed brief description of the information in lieu of submitting English translation.

Thank you for your attention.

Yours truly,

S. Kitamura

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 7/18

File No.82-5233

Brief Explanation of
Flash Report: Consolidated and Non-consolidated Financial Statements
For the one year period ended March 31,2002 and dated May 14, 2002

This information is Flash Report, so-called *Kessan Tanshin*, which should be submitted to the Tokyo Stock Exchange pursuant to Article 2 of the Regulation of Timely Disclosure of Listed Securities in the Tokyo Stock Exchange.

The Flash Report includes consolidated and non-consolidated financial statements of the Company for the relevant period while it does not include audit report. The Flash Report also includes (i) brief segmented business information on a consolidated basis; (ii) management policy and strategy; and (iii) brief explanations and clarifications of the results of operations for the relevant period.

The Flash Reports states the following information: As of March 31, 2002, the total assets of the Company were 76,940 million yen, and the total shareholders' equity was 32,915 million yen. For the one year period ended March 31, 2002, the net sales amounted to 90,016 million yen, the operating income amounted to 9,206 million yen, and the net income amounted to 4,975 million yen. The Company mainly engages in the mail-order business. As of March 31, 2002, the Company has seven consolidated subsidiaries.

-end-

TOKYO AOYAMA AOKI LAW OFFICE
ATTORNEYS AT LAW

BAKER & MCKENZIE
ATTORNEY AT FOREIGN LAW OFFICE
QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN
(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)
TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

Europe Middle East: Amsterdam, Bahrain, Barcelona, Berlin, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific: Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

North and South America: Bogotá, Brasília, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

July 17, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

02 JUL 18 AM 10:14

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on June 19, 2002.

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

S. Kitamura

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

(Translation)

19th June 2002

Dear Sirs

Belluna Co., Ltd.
Z Plus Co., Ltd.

Notification of Capital and Business Tie-Up

Belluna Co., Ltd. (Tokyo First Section: Code 9997: President Kiyoshi Yasuno, below Belluna) and Z Plus Co., Ltd. (Tokyo Second Section: Code 6119: President Hidehisa Onda) agreed today to form a business tie-up in the mail order business-Belluna's main business.

Furthermore, Belluna will newly acquire 1,985,000 of Z Plus' shares and this together with the 1,015,000 that Belluna already holds will bring the total to 3,000,000 or 11.4% of outstanding shares, making Belluna Z Plus' third largest share holder.

The main points of the tie-up are as follows.

1. Since October 2001 Belluna has been commissioning part of the editing of its catalogue, *'Ryu Ryu'* targeted at women in their 20's to Z Plus' consolidated subsidiary Eichi Publishing Co., Ltd. (from 26th June 2002, to Inforest Co., Ltd-a company formed from the division of Eichi Publishing Co., Ltd.) and selling it in convenience stores and book shops throughout Japan. In the future, by more actively exchanging information at the planning stages etc, putting to further use know-how about contents production and infrastructure held by publishing companies Belluna will strengthen its mail order business.

2. Z Plus, as a means of supporting growth of its clients, will develop a business for its clients that provides infrastructure to the mail order business. It will commission the support of its mail order business to Belluna, initiate a mail order business in the magazine published by Eichi Publishing Company (from 26th June 2002, Inforest Co., Ltd), and provide a package mail order business to its clients.

END.

<Inquiries regarding the above>

Nobuaki Nakanishi
Manager, President Office
Belluna Co., Ltd.
(TEL 048 771 7753)

Yoshiyuki Kuwaori
Director, Section Chief General Affairs and Finance Departments
Z Plus Co., Ltd.
(TEL 03 5324 3411)

TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

Europe
Middle East

Amsterdam
Bahrain
Barcelona
Berlin
Brussels
Budapest
Cairo
Düsseldorf
Frankfurt
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St.Petersburg
Stockholm
Warsaw
Zürich

Asia
Pacific

Almaty
Baku
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Manila
Melbourne
Singapore
Sydney
Taipei
Tokyo

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

North and
South America

Bogotá
Brasília
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juárez
México City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
São Paulo
Tijuana
Toronto
Valencia
Washington, D.C.

July 17, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on June 24, 2002.

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

S. Kitamura

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

(Translation)

24th June 2002

Dear Sirs

Company name: Belluna Co., Ltd.
Representative Director/ President, Kiyoshi Yasuno
(Code: 9997 Tokyo First Section)
Inquiries: General Manager, Administration Division, Takeo Shimano
(TEL: 048-771-7753)

Notification of Change in the Number of Shares in one Trading Unit

The change in the number of shares in one trading unit was decided at the Meeting of Directors on 24th June 2002 and is as follows:

1) Reason for Change
By decreasing the unit for investment, improved stock liquidity and an expansion in the range of shareholders can be expected.

2) Details of Change
One unit will be reduced from 100 to 50 shares.

3) Date of Change: 1st August 2002

(Note)

On the 1st August 2002, the trading unit of the company's shares at the Tokyo Stock Exchange will also change from 100 to 50 shares.

END.